PROGRESSIVE TELECOMMUNICATIONS CORPORATION
601 Cleveland Street, Suite 930
Clearwater, FL  33755
_____________
TELEPHONE NO. (727) 466-9898




			December 29, 1999



CorpHQ, Inc.
110 W. Ocean Boulevard, Suite 604
Long Beach, CA  90802

	Att:	Steven Crane

	Re:	Acquisition Proposal

Dear Mr. Crane:

	The purpose of this letter ("Letter") is to set forth certain proposals and certain binding agreements between Progressive Telecommunications
 Corporation, a Nevada corporation ("Progressive"), and CorpHQ, Inc. ("HQ"), with respect to the possible acquisition by Progressive of all of the outstanding shares of HQ, on the terms and subject to the conditions set forth below (the "Acquisition").

	The following numbered paragraphs reflect our understanding of the matters described in them, but are not to constitute a complete statement of, or a legally binding or enforceable agreement or commitment on the part of, Progressive or HQ an enforceable duty or obligation to negotiate towards or conclude any such agreement or commitment.

1.	ACQUISITION AGREEMENT.

	On the terms and subject to the conditions to be set forth in a definitive, legally binding, written agreement to be negotiated and entered into by all of the shareholders of HQ (the "HQ Shareholders") and Progressive
 (the "Agreement") and, subject to the approval of the board of directors of
 Progressive, Progressive will acquire all of the outstanding shares of HQ's capital stock (approximately 4,412,780) at the rate of $1.50 per share payable in shares of Common Stock of Progressive.  Such number of shares are determined by dividing the sum of 4,412,780 x 1.50 = 6,619,170 by the average closing bid price ("Average Price") of Progressive's shares for the five days preceding closing.  Assuming Progressive's Average Price was $2.75 per share, Progressive would issue an aggregate of 2,406,971 shares.




2.	CONDITIONS PRECEDENT

	The acquisition of HQ by Progressive proposed herein is subject to the following conditions:

	(a)	The approval of the proposed acquisition and related transactions by both entities' Board of Directors;

	(b)	Proof that holders of more than 80% of the outstanding shares of HQ representing less than 35 persons have approved the transactions and have agreed to deliver their shares at the first closing.  The balance of the
 Shares shall be delivered to the remaining shareholders upon the effective date of a Form S-4 registering the shares; and

	(c)	The delivery of such documents and information as are reasonably requested by each party.

3.	OTHER PROVISIONS

	The Agreement will contain usual and customary representations, warranties, covenants, and other agreements on behalf of Progressive and the HQ
 Shareholders and closing will be subject to usual and customary and conditions, including:

	(a)	Obtaining of necessary consents or approvals of governmental bodies, lenders, lessors, or other third parties;

	(b)	absence of pending or threatened litigation;

	(c) 	satisfactory completion of the parties' due diligence investigation;

	(d)	delivery of customary legal opinions, closing certificates, and other documentation;

	(e)	the absence of any material adverse change in the assets, liabilities or operations of HQ;

	(f)	the receipt of a favorable opinion of tax counsel acceptable to HQ that the Acquisition will not result in its shareholders recognizing gain; and

	(g)	All shares rendered by progressive to the HQ Shareholders will be registered on Form S-4 or Form S-3 as the case may be, with an effective date of not later than one hundred eighty (180) days after closing.

	(h)	Holders of 80% of HQ's shares will agree to a one year lock-up of ninety
 (90) percent of shares owned by them.

	(i)	Progressive will enter into two-year employment contracts with management at  mutually agreed compensation levels.

	(j)	Progressive will acquire management's stock options in HQ by issuing
 Progressive options on identical terms.

	(k)	HQ will retire non-compete agreements with the principals of its subsidiary, Source Capital Partners, thus canceling the issuance of an additional one million nine hundred sixty-eight thousand fifty four (1,968,054) shares of HQ common stock.

	(l)	HQ shall deliver consolidated audited financial statements for 1998 and
 1999 prior to closing.

	(m) 	Progressive shall file Form 10-K with the Securities and Exchange
 Commission prior to closing.

4.	BINDING AGREEMENTS.

	Upon execution of counterparts of this Letter by you, the following lettered paragraphs will constitute the legally binding and enforceable agreement of
 Progressive and HQ (in recognition of the significant costs to be borne by
 Progressive and HQ in pursuing this transaction and further in consideration of their mutual undertakings as to the matters described herein).

	(a)	Access.   Subject to the terms set forth in paragraph (g) below
 respecting confidentiality and certain other matters, each of HQ and Progressive will afford the other parties' employees, auditors, legal counsel, and other authorized representatives all reasonable opportunity and access during normal business hours to inspect, investigate, and audit the respective assets, liabilities, contracts, operations, and business of HQ and Progressive before the Agreement and closing. Each party will conduct this inspection, investigation, and audit in a reasonable manner during regular business hours.

	(b)	Consents.   Progressive and HQ will cooperate with one another and
 proceed, as promptly as reasonably practicable, to endeavor to comply with all other legal or contractual requirements necessary for or preconditions to the execution and consummation of the Agreement, including the preparation of a proxy statement, if required.

	(c)	Exclusive Dealing.   Neither HQ nor Progressive will offer any of its
 respective material assets for sale to any person other than the other party nor will HQ, Progressive or any of their respective officers, shareholders or affiliates enter into negotiation with any other party for the disposition of the business, assets or stock of HQ during the pendency of negotiations between Progressive and HQ, and neither Progressive nor HQ will unilaterally terminate these negotiations without cause unless:

		(1)	the transactions contemplated by the Agreement shall not have been approved by the respective boards of directors of Progressive and HQ, on or before December 20, 1999; or

		(2)	a material change or event (exclusive of a competing offer) shall have occurred that would make proceeding with such execution and approval of the
 Agreement or such Acquisition illegal, invalid, or contrary to the fiduciary duties of the board of directors of Progressive or HQ; or the Agreement has not been executed by the parties on or before January 30, 2000.

	(d)	Costs.  Each party will be solely responsible for and bear their own expenses, including, without limitation, expenses of legal counsel, accountants, and other advisors, incurred at any time in connection with pursuing or consummating the Agreement ("Expenses") and the transactions contemplated thereby.  The provisions of this paragraph (d) shall survive termination or expiration of this letter.

	(e)	Public Disclosure.   Before the Closing, neither Progressive nor HQ
 shall make any public release of information regarding the matters contemplated herein except (i) that a joint press release in agreed form shall be issued by Progressive and HQ as promptly as is practicable after the execution of this letter, (ii) that Progressive and HQ may each continue such communications with employees, customers, suppliers, franchisees, lenders, lessors, shareholders, and other particular groups as may be legally priate and not inconsistent with the best interests of the other party or the prompt consummation of the transactions contemplated by this letter, and
 (iii) as required by law.

	(f)	Confidentiality.   Progressive and HQ each agrees that (except as may
 be required by law) it will not disclose or use and it will cause its officers, directors, employees, representatives, agents, and advisors not to disclose or use, any Confidential Information (as hereinafter defined) with respect to the other party furnished, or to be furnished, to it in connection herewith at any time or in any manner and will not use such information other than in connection with its evaluation of the Acquisition.
graph (f) "confidential information" means any information  identified as such in writing by the disclosing party.  If the Acquisition is not consummated, the receiving party will promptly return all documents, contracts, records, or properties to the disclosing party.  The provisions of this paragraph (f) shall survive the termination or expiration of this Letter.

	(g)	Termination.   Except with respect to the provisions of paragraph (f),
 either party hereto may terminate this letter and thereafter this letter shall have no force and effect and the parties shall have no further obligations hereunder if the Agreement is not signed on or before January
 27, 2000 if such terminating party is not in breach of any of the binding provisions hereof.

5.	FINDERS FEE

	Other than National Capital, Inc. and Equity net Research, no person has been authorized by either party, or by anyone acting on behalf of either party or their respective officers, directors, employees or trustees, to act as a broker, finder or any other similar capacity in connection with the transactions contemplated by this Letter in such manner as to give rise to any valid claim against Progressive or HQ for any brokers' or finder's fee or commission or similar type of compensation.


[SIGNATURE PAGE FOLLOWS]

	Please sign and date this Letter in the spaces provided below to confirm our mutual understandings and agreements as set forth in this Letter and return a signed copy to the undersigned.  If we do not receive a signed copy of this letter on or before 5:00 PM, New York Time on January 7, 2000, we will assume you have no further interest in pursuing this matter.

						Very truly yours,

						/s/ Barry L. Shevlin

						Barry L. Shevlin, CEO


Acknowledged and agreed to:

CorpHQ, Inc.



By:      /s/ Steven Crane
	Steven Crane, CEO


Date:   December 29, 1999






CorpHQ, Inc.
December 29, 1999
Page 6


Letter of Intent - CORPHQ